EXHIBIT 4.4
Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended

The Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), of Rise Companies Corp. (the “Company”) is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description sets forth certain general terms and provisions of the Class B Common Stock. This description is all respects subject to and qualified in its entirety by, and should be read in conjunction with, all applicable provisions of the Company’s Amended and Restated Certificate of Incorporation, as further amended and supplemented (the “Charter”) and the Company’s Bylaws (the “Bylaws”), each of which is incorporated herein by reference and copies of which are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). In addition, the below summary does not describe or give full effect to the provisions of statutory or common law which may affect the rights of holders of the Class B Common Stock.

General

Pursuant to the Charter, the Company has the authority to issue an aggregate of 106,000,000 shares of capital stock, consisting of (i) 91,000,000 shares of common stock, par value $0.0001 per share, of which 43,000,000 are designated as “Class A Common Stock,” 38,000,000 are designated as “Class B Common Stock,” and 10,000,000 are designated as “Class F Common Stock” and (ii) 15,000,000 shares of preferred stock, par value $0.0001 per share, all of which are designated as “Series A Preferred Stock.”

Common Stock

Voting rights. Except as required by applicable law, holders of Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders. Holders of the Company’s Class F Common Stock are entitled to ten (10) votes for each share held of record on all matters submitted to a vote of stockholders. Holders of the Company’s Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders. The holders of outstanding Class A Common Stock and Class F Common Stock will at all times vote together as one class on all matters, and are entitled to elect two directors at any election of directors. Each share of the Company’s preferred stock is entitled to one vote for each share of Class A Common Stock into which such preferred stock could then be converted, and with respect to such vote, such holder will have equal voting rights and powers to that of holders of Class A Common Stock. So long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, the holders of such shares of Series A Preferred Stock are entitled to elect one director at any election of directors and are entitled to certain protective provisions.

Dividends, distributions and stock splits. Holders of the Company’s common stock, on a pari passu basis with holders of the Company’s preferred stock, are entitled to receive dividends when and if declared by the Company’s Board of Directors (the “Board”) out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. In the event that such dividends are paid in the form of shares of common stock or rights to acquire common stock, the holders may only receive such shares or rights to acquire such shares from their respective classes of stock.

Liquidation. In the event of any (i) sale of all or substantially all of the Company’s assets, (ii) the Company’s merger or consolidation with or into another entity (unless it is a merger or consolidation in which the holders of the Company’s capital stock immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company’s capital stock or the capital stock of the surviving or acquiring entity), (iii) closing of the transfer of the Company’s securities to a person or group of affiliated persons (other than an underwriter of the Company’s securities) if after such closing such person or group of affiliated persons would hold 50% or more of the Company’s outstanding voting stock (or of the surviving or acquiring entity), or (iv) dissolution, liquidation, or winding up of the Company’s affairs, whether voluntary or involuntary ((i) through (iv) each being a “Liquidation Event”), after payment of the Company’s debts and other liabilities and making provisions for any holders of the Company’s preferred stock who have a liquidation preference, the Company’s remaining assets will be distributed ratably among the holders of common stock. In the event of any Liquidation Event, the holders of preferred stock are entitled to receive, prior and in preference to the holders of common stock, an amount per share equal to the sum of the applicable original issue price of $2.1872 per share, plus declared but unpaid dividends on such share.

Conversion rights. Holders of the Company’s Class B Common Stock do not have any conversion rights. Holders of the Company’s Class F Common Stock may convert each share of Class F Common Stock into one fully paid and nonassessable share of Class A Common Stock at any time upon written notice to the Company’s transfer agent. Each share of Class F Common Stock will automatically convert into one fully paid and nonassessable share of Class A Common Stock upon transfer, provided however, that such automatic conversion will not be triggered if (i) such transfer is between (x) a Class F stockholder (or any of such Class F stockholder’s Permitted Entities (as such term is defined in Charter)) and (y) any other Class F stockholder or such Class F stockholder’s Permitted Entities or (ii) a transfer by a Class F stockholder to any of the Permitted Entities. Each share of Class F Common Stock will automatically convert into one fully paid and nonassessable share of Class A Common Stock upon the death of such holder of Class F.

Registration rights. Holders of the Company’s common stock have no preemptive or other rights to subscribe for the Company’s securities. Certain holders of the Company’s Class F Common Stock have piggyback registration rights pursuant to the Investors’ Rights Agreement, by and among the Company and certain investors, dated April 14, 2014 (the “IRA”).

Transfer restrictions. Holders of the Company’s Class B Common Stock may not transfer, assign, pledge or otherwise dispose of or encumber shares of Class B Common Stock (or any interest therein) without the prior written consent of the Board, or the Company’s Chief Executive Officer if the Board delegates such authority. Notwithstanding the foregoing, such transfer restrictions shall not apply (i) in the case of a holder of Class B Common Stock who is an individual, to certain transfers made without consideration for bona fide estate planning purposes and (ii) in the case of a holder of Class B Common Stock that is an entity, to certain transfers made without consideration to such entity’s stockholders, members, partners, other equity holders or affiliates.

Lockup. Pursuant to the subscription agreement for shares of Class B Common Stock, holders of Class B Common Stock may not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company’s initial registered public offering (“IPO”) and ending on the date specified by the Company and the managing underwriter (such period not to exceed one hundred eighty (180) days) sell or otherwise transfer or dispose of any shares of Class B Common Stock (including, without limitation, pursuant to Rule 144 under the Securities Act of 1933, as amended) held by them. The underwriters in connection with the Company’s IPO are intended third-party beneficiaries of the lockup. If requested by the underwriter engaged by the Company, each holder of the Company’s Class B Common Stock will be required to execute a separate letter confirming his or her agreement to comply with the lockup.

Personal Conduct Repurchase Option. In the event that a holder of the Company’s Class B Common Stock fails to conform his/her/its personal conduct to common and accepted standards of good citizenship or conducts himself/herself/itself in a way that reflects poorly upon us, as determined by the Board in its sole, but good faith, discretion, the Board may elect, at its sole discretion, to cause the Company to repurchase all, but not less than all, of the shares of Class B Common Stock held by such holder of Class B Common Stock. In connection with any repurchase of Class B Common Stock, the price paid to the applicable holder of Class B Common Stock shall be equal to the aggregate original purchase price paid for the shares plus all declared but unpaid dividends on such shares.

Inspection Rights. Section 220 of the DGCL allows a stockholder of a company to inspect for any proper purpose, a company’s stock ledger, list of stockholders, and other books and records and the books and records of a company’s subsidiary in certain circumstances. Holders of the Company’s Class B Common Stock agree to waive the inspection rights set forth in Section 220 of the DGCL. However, as a company subject to the reporting requirements under the Exchange Act, the Company must publicly file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which will include annual audited financials and management’s discussion and analysis of financial condition and results of operations.

Other rights that may affect holders of the Company’s common stock. Holders of the Company’s preferred stock have other rights such as demand, piggyback, and S-3 registration rights, information rights and preemptive rights pursuant to the IRA. The holders of the Company’s preferred stock also have rights of first refusal and co-sale with respect to certain transfers made by certain holders of the Company’s common stock. In addition to the requirements set forth in Section 160 of the DGCL, no capital stock may be repurchased or redeemed by the Company without the approval of the majority of the then outstanding shares of the Company’s preferred stock, except for the repurchase of shares of common stock from persons performing services for the Company pursuant to agreements under which the Company has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or service, pursuant to a right of first refusal.

Anti-Takeover Effects of Provisions of Delaware Law, The Company’s Amended and Restated Certificate of Incorporation and Bylaws

The Charter, the Bylaws and the DGCL contain certain provisions that could discourage potential takeover attempts and make it more difficult for the Company’s stockholders to change management or receive a premium for their shares.

Delaware Law

Section 203 of the DGCL, an anti-takeover provision, generally prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10.0% or more of the Company’s assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•the owner of 15.0% or more of the outstanding voting stock of the corporation;
•an affiliate or associate of the corporation and was the owner of 15.0% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; or
•an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•the Board approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;
•after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85.0% of the Company’s voting stock outstanding at the time the transaction commenced, excluding shares owned by the Company’s officers and directors;
•on or subsequent to the date of the transaction, the business combination is approved by the Board and authorized at a meeting of the Company’s stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder; or
•the Company does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Appointment and Removal of Officers and Directors. Members of the Board may be removed with the approval of the holders of a majority of the shares then entitled to vote at an election of directors, with or without cause. Vacancies and newly-created directorships resulting from any increase in the number of directors may be filled by a majority of the Company’s directors then in office, though less than a quorum. In lieu of filling any vacancy, the Board may reduce the number of directors. The Board may, by resolution passed by a majority of the whole Board, establish one or more committees consisting of one or more directors that can exercise all the powers and authority of the Board, limited by any action expressly required by the DGCL to be submitted for stockholder approval or the amendment of the Bylaws.

The Company’s officers consist of one or more presidents, a treasurer, a secretary, and such other officers, including, without limitation, a chief executive officer and one or more vice presidents, assistant vice presidents, assistant treasurers and assistant secretaries, as determined by the Board. The Board may remove any officer with or without cause by a majority vote of the directors.

Amendments to Charter and Bylaws. Generally, the Company reserves the right to amend, alter, change or repeal any provision contained in the Charter, except with respect to certain provisions relating to the indemnification of directors, officers, employees, agents or other persons. The amendment of the Charter requires the adoption of a resolution by the Board and a majority vote of stockholders at either a special meeting or the next annual meeting of stockholders. Any amendment to the Bylaws requires the approval of stockholders or the Board, provided that (i) the Board may not amend any provision of the Bylaws which by law, by the Charter or the Bylaws requires action by the stockholders and (ii) any amendment of the Bylaws by the Board and any new bylaws adopted by the Board may be amended by the stockholders.

Transfer Agent

In December 2017, Fundrise Advisors, LLC, a wholly-owned subsidiary of the Company, entered into an agreement with Computershare Inc., and its wholly-owned subsidiary Computershare Trust Company, N.A. (together with Computershare, Inc., “Computershare”), whereby Computershare agreed to act as the Company’s transfer agent.